Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three and six months ended June 30, 2013
Dated: August 14, 2013

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and six months ended June 30, 2013 and 2012.  It is prepared as of August 13, 2013 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2013, and the audited consolidated financial statements of the Company for the year ended December 31, 2012, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated as otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating and exploration expenditures and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and or prepared by or under the supervision of Dan MacInnis, P. Geo., a certified professional geologist who is a “Qualified Person” for purposes NI 43-101.

Cautionary Note to Investors Concerning ‘Mineral Resources’ and Estimates of ‘Indicated’ and ‘Inferred’ Resources

This MD&A uses the term “Mineral Resources” and within that context, the terms “Inferred Resources” and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

FINANCIAL PERFORMANCE

At June 30, 2013, the Company had working capital of $33,874,230 (compared to $13,039,336 at June 30, 2012), including cash of $33,402,419 (compared to $14,653,919 at June 30, 2012). The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The Company’s reserves of cash originate from financings with the current cash on hand primarily the result of a brokered private placement completed on September 5, 2012 for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321.

Three Months Ended June 30, 2013

The Company’s net loss for the three months ended June 30, 2013 amounted to $10,220,693 compared to a net loss of $1,803,362 in the prior period. The net loss increased primarily as a result of the write-off of exploration and evaluation costs during the quarter ended June 30, 2013 of $8,422,283 (June 30, 2012: Nil) as the Company wrote off non-core assets and focuses on its core properties (see Results of Operations below).

The foreign exchange gain of $766,771 (June 30, 2012: foreign exchange loss of $102,663) was a result of holding US$ in MAG corporately (where the functional currency is C$), while the US$ strengthened against the C$.  General office expenses for the three months ended June 30, 2013 increased to $295,006 (June 30, 2012: $177,736) as the Annual General and Special Meeting of Shareholders (“AGSM”) was held in June as opposed to September in the prior year.

The balance of a placement fee was incurred in the three months ended June 30, 2013 amounting to $194,974 (June 30, 2012: $7,393) as the Company undertook an executive search in order to find a President and Chief Executive Officer (“CEO”) to replace the incumbent Mr. Dan MacInnis, who announced his pending retirement in October 2013 (Mr. MacInnis will remain as an integral member of the board of directors of the Company thereafter).  Mr. George Paspalas, who has held senior management positions at Silver Standard, Placer Dome, and most recently CEO of Aurizon Mines Ltd., has been named the successor effective October 15, 2013.  Mr. Paspalas brings a wealth of technical, operating and capital market experience to the Company, as it transitions itself to the next level.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

During the three months ended June 30, 2013,  the Company granted 872,000 stock options and recorded $1,278,548 (June 30, 2012: $496,449) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period.  The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Other expenses incurred during the quarter ended June 30, 2013 were all either comparable with the prior period’s expenses or not significant to the overall operations of the quarter.

During the quarter ended June 30, 2013, the Company also recorded in Other Comprehensive Income and Loss (“OCI”), a currency translation loss of $1,238,746 (June 30, 2012: $409,036).  The functional currency of the parent entity, MAG, is the C$ which differs from the US$ presentation currency, which resulted in a currency translation loss as the C$ depreciated relative to the US$ in the period (June 30, 2013 US$/C$ of 0.9508 compared to March 31, 2013 US$/C$ of 0.9843).

Six Months Ended June 30, 2013

The Company’s net loss for the six months ended June 30, 2013 amounted to $11,878,766 (June 30, 2012: $2,557,733).  The increased net loss is primarily a result of exploration and evaluation cost write-offs during the period ended June 30, 2013 of $8,422,283 (June 30, 2012: Nil) as noted above and as discussed in “Results of Operations” below.  The prior period’s loss included a deferred tax recovery of $840,052 which did not apply in the current quarter.

For the six months ended June 30, 2013 filing and transfer agent fees of $173,863 (June 30, 2012: $135,108) and general office expenses of $531,724 (June 30, 2012: $356,645) increased due to expenses related to the earlier held AGSM in 2013 as noted above.  The foreign exchange gain of $1,315,042 (June 30, 2012: foreign exchange loss of $49,081) was a result of holding US$ in MAG corporately (where the functional currency is C$), while the US$ strengthened against the C$.  Legal fees for the six months ended June 30, 2013 of $164,507 (June 30, 2012: $428,182) decreased as less legal advice was sought in the current period.

In the six months ended June 30, 2013, placement fees increased to $338,874 (June 30, 2012: $7,393) due to the executive search fee noted above and a placement fee for a new officer.   Also in the six months ended June 30, 2013, management and consulting fees increased to $908,819 (June 30, 2012: $773,877) due to exit fees related to two departed officers and due to having an additional director compared to the prior year.  Shareholder relations and travel expenses decreased to $196,010 and $177,770 respectively (June 30, 2012: $401,039 and $198,632 respectively) as a result of a reduced marketing activities in the six month period.

During the six months ended June 30, 2013, the Company granted 100,000 inducement stock options (June 30, 2012: nil) and 872,000 stock options (June 30, 2012: 100,000) and recorded $1,915,148 (June 30, 2012: $872,305) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Other expenses incurred during the quarter ended June 30, 2013 were all either comparable with the prior period’s expenses or not significant to the overall operations of the quarter.  Other than $23,688 capitalized in property costs (June 30, 2012: $35,544), all management and consulting fees are expensed in the statement of loss.

During the six months ended June 30, 2013 there was an unrealized loss of $20,411 (June 30, 2012: $203,523) recorded in OCI on marketable securities held and designated as available for sale instruments.  The Company also recognized in the Statement of Loss, a further impairment of $243,112 (June 30, 2012: Nil) on certain marketable securities held where the decrease in value was determined to be prolonged and significant. A currency translation loss of $2,081,809 (June 30, 2012: gain of $77,717) was recorded in OCI in the six months ended June 30, 2013, resulting from the translation from C$ to US$ of the Company’s parent entity which has a C$ functional currency.  The C$ as measured against the US$ was 0.9508 at June 30, 2013, compared to 1.0051 US$/C$ at December 31, 2012.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
June 30, 2013	$52,630	$(10,220,693)	$(0.17)
March 31, 2013	$39,463	$(1,658,073)	$(0.03)
December 31, 2012	$61,890	$(6,147,126)	$(0.10)
September 30, 2012	$28,521	$(3,609,463)	$(0.06)
June 30, 2012	$52,151	$(1,803,362)	$(0.03)
March 31, 2012	$71,180	$(754,371)	$(0.01)
December 31, 2011	$200,791	$(3,787,408)	$(0.07)
September 30, 2011	$98,672	$(3,049,184)	$(0.05)
Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above at “Financial Performance” and below in “Results of Operations.”

RESULTS OF OPERATIONS

During the three and six months ended June 30, 2013, the Company incurred oversight expenditures on the Juanicipio property of $36,411 and $113,947 respectively (June 30, 2012: $182,396 and $706,138 respectively), and in addition made joint venture advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) for both the three and six months ended June 30, 2013 of $1,188,000 (June 30, 2012: $836,000 and $1,672,000 respectively).  Exploration drilling and project development on the Juanicipio property are being conducted by the project operator, Fresnillo plc (“Fresnillo”) (see Juanicipio Property below).

The Company’s exploration and evaluation activity on its own 100% owned properties was minimal in the quarter ended June 30, 2013.  Most of the Company’s activity was focused on its wholly owned Cinco de Mayo property, where $566,508 and $1,313,497 was expended in the three and six months ended June 30, 2013 respectively (June 30, 2012: $4,033,817 and $5,990,731) including costs incurred in preparation for renewed surface access negotiations and meetings with State and Federal authorities and Community Relations advisors in Mexico.  No drilling has been undertaken in 2013 as the Company is currently trying to negotiate a renewed surface access agreement with the local Ejido (see Cinco de Mayo Property below).

Review of asset carrying values and impairments recognized during the period

The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to, amongst other factors, market conditions, metal prices, exploration results achieved to date, and an assessment of the likely results to be achieved from performance of further exploration.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Since April 2013 there has been significant volatility and a negative trend in the market prices for silver, gold and various base metals.  In addition, poor market conditions have recently prevailed, making equity funding for exploration projects challenging. Based on its analysis and given the prevailing market conditions and the desire to preserve cash for core projects, management has determined that the some of the Company’s non-core assets should be abandoned, and exploration and evaluation assets totaling $8,422,283 were written off in the quarter ended June 30, 2013 (June 30, 2012: Nil).  Portions of the Lagartos Properties, specifically the “Lagartos NW” and “Lagartos V” claims, totaling $4,065,884 were written off, along with the 100% owned Lorena and Nuevo Mundo claims totaling $2,719,689, and their respective concessions were not renewed subsequent to the quarter end.  The Mojina option earn in agreement was also terminated subsequent to the quarter end and its associated exploration and evaluation costs totaling $1,636,710 were written off.

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significant high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein.  In 2012, a National Instrument 43-101 ("NI 43-101") compliant Updated Preliminary Economic Assessment entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") and dated 1 July 2012, was filed on SEDAR on July 16, 2012.  The mineral resources used for the estimate in the AMC Study are derived from the NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”, authored by Strathcona Minera Services Limited and dated November 2011 which is filed on SEDAR.

The AMC Study defines the Juanicipio Project as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver per year over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.

AMC STUDY BASE CASE HIGHLIGHTS 1
•	Pre-tax Net Present Value ("NPV") at a 5% discount rate of $1.762 billion and an Internal Rate of Return ("IRR") of 54%;
•	After-tax NPV at a 5% discount rate of $1.233 billion and IRR of 43%;
•	Payback of 3 years after plant start-up;
•	Initial capital cost of $302 million over a 3.5 year (42 months) pre-development period;
•	Sustaining capital of $267 million over life of mine, to be funded out of operating cash flows;
•	A 14.8 year mine life from mining and processing 13.3 million tonnes, averaging 416 grams per tonne ("g/t") silver, 1.3 g/t gold, 1.4% lead and 2.7% zinc;
•
Life-of-Mine ("LOM") payable production of 153 million ounces silver, 430,000 ounces gold, 361 million pounds lead and 584 million pounds zinc from the production of lead, zinc and pyrite concentrates;

•
Annual payable silver production averages 10.3 million ounces at a total cash cost of (negative) ($0.03) per ounce silver, net of by-product credits (MAG's 44% annual share of payable silver ounces is 4.5 million ounces);

•
For the first full six years of commercial production, payable silver production averages 15.1 million ounces per year at a cash cost of $0.27 per ounce silver, net of by-product credits (MAG's 44% annual share is 6.6 million ounces) and;

•	The AMC Study does not take into account any potential mining, processing or infrastructure synergies from any association with the adjoining property owned by Fresnillo.

1 The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

The AMC Study also assesses the project economics as robust across various modeled silver and gold price scenarios, reflecting material improvements as the silver price exceeds the Base Case pricing. For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis. MAG's 44% pre and post-tax interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

While the results of the AMC Study are promising, the AMC Study constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the AMC Study will be realized.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the six months ended June 30, 2013, the Company’s total expenditures on the Juanicipio property amounted to $1,301,947 (June 30, 2012: $2,378,138), and included $1,188,000 (June 30, 2012: $1,672,000) for its 44% share of cash advances, and a further $113,947 (June 30, 2012: $706,138) accrued or expended directly by the Company on project oversight.  Cumulatively to June 30, 2013, the Company has spent on its own account and through advances to Minera Juanicipio, a total of $20,770,291 (June 30, 2012: $17,288,438) on the Juanicipio property.

Total Juanicipio expenditures incurred directly by Minera Juanicipio for the six months ended June 30, 2013 amounted to $4,765,424 (June 30, 2012: $2,822,368) including $3,223,123 (June 30, 2012: 1,189,415) in the three months ended June 30, 2013.  There are a total of 11 drills operating on the property in various work categories from exploration to water studies infill drilling at Valdecañas.

Underground Development Program and 2013 Exploration Plan

With the completion of the AMC Study in 2012, MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.  On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio (based on the recommendation of the Minera Juanicipio Technical Committee) had approved an 18 month mine permitting and underground development budget of $25.4 million (the “Initial Development Budget”).  The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development, as well as 35,000 metres of infill drilling on the Valdecañas Vein. The proposed work plan is based on recommendations provided to Minera Juanicipio in the AMC Study.  The development program is being managed by Fresnillo as operators of the Joint Venture.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Minera Juanicipio began the development permitting process in the fall of 2012 and has since commenced a variety of development studies which have continued into 2013. Infrastructure upgrades to roads and power line preparation are both underway.  A hydrogeology (water management) study has been commenced.  A geotechnical study has been completed with the assistance of Peñoles’ (a related party of Fresnillo) Geotechnical & Construction Group.  This included four geotechnical holes designed to determine rock quality characteristics around the decline portal, along its axis and along the trajectory of the ventilation shaft that will be bored in the center of the decline spiral.  The work also included a visit to the nearby Fresnillo Saucito operation in order to analyze rock quality in anticipation of stope preparation and development at Juanicipio.  As well, a division of Peñoles (CIDT) has been contracted to run the recommended metallurgical tests, with almost 254 kilograms of ore bearing material collected systematically along the deposit for metallurgical studies to be carried out.

The Initial Development Budget proposes 35,000 metres of infill drilling at 75 metre centres along the Valdecañas Vein.  To July 31, 2013, a total 24,628 metres were drilled in 33 holes and a further 8,167 metres drilled in nine holes of geotechnical/metallurgical drilling, resulting in a total of 42 holes and 32,785 metres drilled to July 31, 2013.  Assay results have been provided by Fresnillo as operator, for 15 holes, with assays pending on the remaining holes. Details are available at http://www.magsilver.com/i/pdf/MAG-Juanicipio-Drilling-ResultsQ2.pdf. These results were from the central part of the Valdecañas Vein in the center of the bonanza zone and help confirm the continuity of this zone.  The results to date have been as expected showing the typical metal zoning of Fresnillo-style veins in the district. Sample results include hole M13 drilled on the east end of the Valdecañas Vein which returned 5.28 metres true width (all assays are reported as true width unless otherwise noted) of 1.9 grams per tonne (g/t) gold, 420 g/t silver and another 2.2 metres  grading 0.46 g/t gold and 730 g/t silver.  Hole M16 drilled on the west end of the Valdecañas Vein returned two intercepts of 3.71 metres grading 5.2 g/t gold, 626 g/t silver and 10.5% lead and zinc combined and 1.20 metres grading 0.4 g/t gold 107 g/t silver and 5.1% lead plus zinc.  Another hole (M25) drilled on the east end of the vein returned 13.5 metres of 0.8 g/t gold, 674 g/t silver and 8.4% combined lead and zinc.  Assay results from hole M8 were probably the best in terms of width and reported grade.  The results were 8.0 m grading 1.9 g/t gold, 1,848 g/t silver and 11.6% combined lead and zinc.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

At this point two other drills are dedicated to the collection of metallurgical samples (hole core) and another two are gathering rock quality data ahead of the collaring of the proposed ramp access to the Valdecañas Vein.

The Mexican environmental authorities now require an “Estudio Técnico Justificativo” (“ETJ”) or a Technical Justification Study to be approved prior to commencing ramp construction.  The required documents have been filed with the Ministry of Environment, and Natural Resources and Fisheries (“SEMARNAP” or the “Ministry”), and the process is expected to take 30 to 60 days.  Fresnillo had previously reported that it expected the underground decline ground breaking to commence late in the second quarter of 2013. However, due to development permitting delays resulting from the recent Mexican government changeover, it now expects the underground decline ground breaking to commence in late August or early September, 2013.  Five different contractors from North and South America had been asked to tender for the decline construction, and after review of the proposals, the contract has been awarded.

As previously reported, $10 million of the Initial Development Budget was originally expected for 2012 with the remaining $15.4 million earmarked for 2013, but the majority of this budget has been rolled over into 2013 and the early part of 2014 because of development permitting delays resulting from the Mexican government changeover. To December 31, 2012, a total of $1.3 million of the Initial Development Budget had been incurred, with the remaining $24.1 million now designated for 2013 ($13.1 million) and the first half of 2014 ($11 million).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

A 2013 exploration budget of $3.7 million has been proposed by Fresnillo, and includes 13,033 metres of drilling to explore for additional veins and to delineate the high grade ore shoot emerging on the Juanicipio Vein.  Infill drilling on the Valdecañas Vein designed to convert inferred mineral resources to indicated mineral resources, is part of the Initial Development Budget, and is therefore excluded from the 2013 exploration budget.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s Carbonate Replacement Deposit (“CRD”) Projects. The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

Hole CM12-431: The Pegaso Zone

In mid-June 2012, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the CRD system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization. However, further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

“Soil Use Change Permit” and surface access

As of May, 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the necessary Soil Use Change Permits.  The Company had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from the Ejido members.  This purchase was ratified by an official Assembly of the Ejido and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property.  Given the Company’s long-standing and productive working relationship with this Ejido, MAG had anticipated obtaining the requisite access permission and final permit approval sometime in the first quarter of 2013. However, on November 17, 2012 at what the Company maintains was an illegally constituted Assembly, the Ejido voted to expel MAG from its Cinco de Mayo property and establish a 100 year mining moratorium over Northern Chihuahua.  The Company notes that the Ejido assembly has no ability at law to impose a ban on mining as mining is an activity that falls under Federal jurisdiction.

Ejido members challenged the meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.   A court hearing was held on February 6, 2013 in Chihuahua where the ejiditarios calling for the meeting to be declared illegal presented their evidence.  The opponents who had organized the illegal meeting failed to appear in court on time and their testimony was dismissed by the judge.  The judge ordered the Ejido administration to provide original documents for the meeting, which they failed to provide, so the judge declared their participation ended.  It is expected that the judge’s formal ruling will be forthcoming within one to two months.

MAG remains highly confident that the Assembly and the illegal resolutions will be nullified. Once the expected nullification of the November 17, 2012 meeting is issued, the Company will ask government officials to oversee a new assembly meeting of the Ejido to ensure that the necessary procedural and governance rules are respected and the vote is properly conducted.  Permission of the Ejido assembly is required to obtain surface access, and although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).  MAG believes that it has the support of a majority of the members of the Ejido and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido.  However, once the surface access permission is renewed and obtained, the permit approval process may still take up to 3 months to process.  The Company had expected the resumption of drilling on the property late in 2013, but with protracted political transition periods (both federally and municipally), it is now expected drilling will resume in the first half of 2014.

The Company remains eager and willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to the regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Period ended June 30, 2013

In the three and six months ended June 30, 2013, the Company incurred exploration and evaluation costs of $566,508 and $1,313,497 respectively (2012: $4,033,817 and $5,990,731 respectively).  No drilling has been undertaken in 2013 as the Company is currently trying to negotiate a renewed surface access agreement with the local Ejido.  The principal focus of work has been in preparation for these negotiations and has included meetings with Chihuahua State and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico.  This process was protracted due to the political transition period as the new party and Presidency assumed operation of the Mexican government, coupled with Municipal elections held in July 2013.

The Company also initiated preliminary metallurgical testing on assay bulk rejects in anticipation of a Preliminary Economic Assessment (“PEA”) based on the Upper Manto resource.

Pozo Seco Molybdenum-Gold Zone

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area.  In 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit.  In 2012, MAG engaged Roscoe Postle Associates Inc. (“RPA”) and Samuel Engineering to carry out a PEA.  The PEA preparation has been extended to include a marketing study on ammonium dimolybdate (ADM), an intermediate product, that if marketable, would reduce the overall operating and capital costs for the project.  The PEA is now expected in the fourth quarter of 2013.  The Pozo Seco surface rights are privately owned, and the Company has an access agreement currently in place.  The Ejido situation referred to above (“Soil Use Change Permit” and surface access) does not impact Pozo Seco.

Salamandra Project

During the quarter ended June 30, 2012, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid C$150,000 ($142,620) upon signing the agreement, and to earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$600,000 over a period of four years, and complete C$5,500,000 in exploration expenditures over the same period, including a minimum committed first year work expenditure of C$1,000,000 with a minimum of 3,000 metres of drilling.  Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period.  A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Salamandra is a classic Mexican style Carbonate Replacement Deposit/skarn system that lies along the center of the Mexican CRD Belt.  Overall localization and geology is similar to that of the Company's Cinco de Mayo property.  Initial work will be focused on reevaluation of Canasil's previous geochemical, geophysical and drilling work, coupled with additional detailed surface geochemistry and geologic mapping.  Drilling targets are expected to be generated by the end of the rainy season in October, 2013.  Surface ownership is all private and first stage drilling can largely be accomplished within existing permits.

As of June 30, 2013, the Company had incurred a $142,620 option payment to Canasil under the agreement and $201,976 in exploration expenditures.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on various mining claims on the Fresnillo Silver Trend to the northwest (“Lagartos NW” and “Lagartos V”) and to the southeast (“Lagartos SE” and the Lagartos 5”) of the Juanicipio property, (collectively the “Lagartos Properties”).  To June 30, 2013, the Company has incurred $12,541,454 on exploration and evaluation expenditures on the Lagartos properties, including $392,841 in the six months ended June 30, 2013 (June 30, 2012: $581,299), primarily related to semi-annual land taxes and holding costs.

As noted above, with the current industry market conditions combined with a strategic refocusing by the Company on its core properties, the claims to the northwest (the ‘Lagartos NW’ and ‘Lagartos V’ claims, totaling $4,065,884) were written off as at June 30, 2013.

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546. The Company continues to hold Lagartos SE and Lagartos 5 land claims, and is currently evaluating its future plans for the project.

The Don Fippi (Batopilas) Property

The 100% owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Previous exploration work in 2010, included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and resumed east of the district in late 2012.  Work is expected to return to the project area in late 2013 but until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $86,228 at Batopilas during the six months ended June 30, 2013 (June 30, 2012: $23,896) primarily on holding costs.

Guigui Properties

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies were identified in late 2007 but could not be drilled because they straddle the eastern border of the original “Guigui” claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and subsequent to June 30, 2013, the Company filed and obtained the additional 3,800 hectare “Guiguito” concession.  The combined property now consists of roughly 8,300 hectares.

The Company incurred $44,446 (June 30, 2012: $25,065) in costs on Guigui during the six months ended June 30, 2013, primarily to maintain the property. With the newly acquired adjoining ground, the Company is currently re-evaluating its plans for this project.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  The Company’s working capital position remains strong and the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  Based on its analysis, and on current and expected metals prices and on current challenged market conditions, management has determined that the values of some of the Company’s exploration and evaluation assets have been impaired at June 30, 2013, and consequently written off – see “Results of Operations” above.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  With the completion of the AMC Study which recommended the advancement of the Juanicipio project (see ‘Results of Operations, Juancipio Property’ above), MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the project.  The AMC Study indicated a project development and production schedule of approximately 3.5 years, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.”  Although Minera Juanicipio has not formally made a ‘production decision,’ Fresnillo, the operator, had recently publically reported that Juanicipio will be in production in 2017.  The Company believes this timeline is consistent with that laid out it the AMC Study.  Although Fresnillo has since published a new presentation indicating a revised schedule for Juanicipio with production slated for 2018, the actual schedule to production is still under review.

Cinco de Mayo Outlook

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see ‘“Soil Use Change Permit” and surface access’ above).  The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming drilling on the property in the first half of 2014.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at August 13, 2013, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
Capital Stock	60,141,718
Stock Options	3,919,958	$5.32 - $12.19	8 months to 4.9 years
Diluted	64,061,676

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2013 the Company had 60,141,718 common shares issued and outstanding (June 30, 2012: 55,683,224).

At June 30, 2013, the Company had working capital of $33,874,230 (compared to $13,039,336 at June 30, 2012), including cash of $33,402,419 (compared to $14,653,919 at June 30, 2012). Accounts receivable as at June 30, 2013 totaled $718,879 (June 30, 2012: $1,420,903) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, and is all current in receipts. Current liabilities at June 30, 2013 amounted to $1,002,828 (June 30, 2012: $3,554,569) and are attributable primarily to accrued exploration expenses.

The Company’s primary source of capital has been from the sale of equity, although no financings have been undertaken in the current period (June 30, 2012: Nil).  During the six months ended June 30, 2013, 117,883 stock options were exercised for cash proceeds of $848,181 (for the six months ended June 30, 2012, 10,500 stock options were exercised for cash proceeds of $55,700, and a further 20,000 stock options were exercised under a cashless exercise provision of the plan whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options).  In the six months ended June 30, 2013 there were no shares issued for mineral properties.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

The primary use of cash during the three and six months ended June 30, 2013 was for exploration and evaluation expenditures totaling $955,648 and $2,515,625 respectively (June 30, 2012: $3,645,046 and $5,790,815 respectively) and the Company also expended on its own account and through advances to Minera Juanicipio $1,224,411 and $1,301,947 respectively (June 30, 2012: $1,250,982 and $2,378,138 respectively) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. Subsequent to June 30, 2013, the Company advanced $3.74 million to Minera Juanicipio, representing its 44% share of an $8.5 million cash call to fund exploration activities and initial ramp development, through October 2013.

The Company currently has sufficient working capital ($29 million as of the date of this MD&A) to maintain all of its properties and currently planned programs through the next 12 months.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will therefore depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and development, and its corporate activities.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Salamandra (1)	$570,480	$142,620	$427,860	$-	$-
Cinco De Mayo (2)	140,000	10,000	130,000	-	-

Subtotal - Option Payments	$710,480	$152,620	$557,860	$-	$-

Exploration & Evaluation Expenditures
Salamandra (1)	5,229,400	950,800	2,377,000	1,901,600	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$5,229,400	$950,800	$2,377,000	$1,901,600	$-

Option Payments and Exploration Expenditures – Total	$5,939,880	$1,103,420	$2,934,860	$1,901,600	$-

Office Lease	211,218	158,414	52,805	-	-
Total Obligations	$6,151,098	$1,261,834	$2,987,665	$1,901,600	$-

(1)
Salamandra property option payments of C$600,000 and exploration commitments of C$5.5 million over the next four years in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study) over the following four years is required to exercise an additional 15% option on the property.

(2)           Cinco De Mayo property option payments of $140,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Other contractual obligations include: a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property; a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas; and a 2.5% NSR royalty on the interest in the Guigui mining concessions.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above).

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 27, 2013 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years, and again in 2013.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2013).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

During the three and six months ended June 30, 2013, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $91,306 and $171,775 respectively (June 30, 2012: $82,727 and $162,902 respectively) and exploration reimbursements and other field costs totaling $542,781 and $1,106,585 respectively (June 30, 2012: $526,054 and $1,029,300 respectively) under the Field Services Agreement.  Included in trade and other payables at June 30, 2013 is $430,016 related to these services (June 30, 2012: $378,760).

The Company is obligated to a 2.5% NSR royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2013 (%)	2012 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries and other short term employee benefits	$224,000	$216,361	$452,036	$420,681
Share based payments	931,031	340,221	1,404,701	683,605
	$1,155,031	$556,582	$1,856,737	$1,104,286

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations up to his departure April 15, 2013.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements of the Company as at June 30, 2013 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2013:

IAS 1, Presentation of Financial Statements. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The Company has amended its consolidated statement of comprehensive loss for all periods presented in these condensed interim consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive loss, there is no net impact on the Company’s comprehensive loss.

IFRS 10 Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 10 did not have an effect on the Company’s consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any subsidiaries or the associate.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.  IAS 28 as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard).

The Company completed an analysis of its investment in Minera Juancipio to determine the appropriate accounting treatment under IFRS 11 and IAS 28, and to assess whether there would be any changes required from the previous equity method of accounting.  Based on the analysis, the Company has concluded that it does not have control or joint control over Minera Juanicipio, but rather continues to have significant influence over it.  Accordingly, the accounting treatment as an “Investment in Associate” remains unaffected, and the adoption of IFRS 11 and IAS 28 do not have an effect on the Company’s consolidated financial statements for any of the periods presented.

IFRS 12 Disclosure of Involvement with Other Entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, the Company will include additional disclosures about interests in other entities in its annual consolidated financial statements for the year ended December 31, 2013. This will include summarized financial information for significant associates.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

This standard has no significant accounting impact on the Company given its existing asset and liability mix to which fair value accounting applies.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. This standard does not mandate which entities produce separate financial statements and it has no impact on the Company’s consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

The Company has not early adopted this standard and is currently evaluating the impact, if any, that the standard might have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2013 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past four years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2013.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and six months ended June 30, 2013
(expressed in US dollars unless otherwise stated)

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to June 30, 2013:

a)	277,500 stock options with an exercise price between C$8.15 and C$10.44 expired unexercised; and,

b)	the Company advanced $3.74 million to Minera Juanicipio, representing its 44% share of an $8.5 million cash call to fund exploration activities and initial ramp development, through October 2013.